82-4622

Takefuji Corporation

04012542

Investor Relations
15-1 Nishi-shinjuku 8-Chome,
Shinjuku-ku, Tokyo 163-8654
Japan

Tel 81-3-33658011
Fax 81-3-33658070
E-mail ir_@takefuji.co.jp

With Compliments

*(Translation)*

# Brief Statement of Financial Results at the Third Quarter for the Fiscal Year Ending March 31, 2004 (Consolidated)

January 28, 2004

*Company Name*: TAKEFUJI CORPORATION
*Stock Listings*: Tokyo Stock Exchange, First Section / London Stock Exchange
*Code Number*: 8564
*URL*: http://www.takefuji.co.jp
*Head Office*: 15-1 Nishi-Shinjuku 8-chome, Shinjuku-ku, Tokyo 163-8654, Japan
*Representative personnel*: Akira Kiyokawa, President
*Administrative personnel to contact*: Osamu Sasaki, Managing Director of Public Relation Department
Tel: +81-3-3365-8030



1.Information at the Third Quarter for the Fiscal Year Ending March 31, 2004

a. Accounting change during the nine months period: None

b. Changes in scope of consolidation and application of equity method during the nine months period: None

2.Business Results at the Third Quarter for the Fiscal Year Ending March 31, 2004 (From April 1, 2003 to December 31, 2003)

(1) Consolidated Operating Results

Note: Figures are rounded to the nearest appropriate unit.

| | Operating Revenues | | Operating Income | | Ordinary Income | |
|---|---|---|---|---|---|---|
| | millions of yen | % | millions of yen | % | millions of yen | % |
| Nine Months Period ended Dec.2003 | 298,436 | (-) | 90,380 | (-) | 105,402 | (-) |
| Nine Months Period ended Dec.2002 | - | (-) | - | (-) | - | (-) |
| Fiscal Year ended Mar. 2003 | 421,974 | (-0.8) | 161,074 | (-24.5) | 183,255 | (-20.9) |

| | Net Income | | Net Income per Share | Net Income per Share-Diluted |
|---|---|---|---|---|
| | millions of yen | % | yen | yen |
| Nine Months Period ended Dec. 2003 | 55,514 | (-) | 389.44 | 381.96 |
| Nine Months Period ended Dec. 2002 | - | (-) | - | - |
| Fiscal Year ended Mar. 2003 | 95,146 | (47.5) | 650.93 | - |

Notes: Brief statement of financial results at the quarter for the previous fiscal year wasn't released, so the figures for the nine months period for the previous fiscal year and increase or decrease ratio aren't indicated.

[Progress situation concerned consolidated financial position at the third quarter for the fiscal year ending March 31, 2004]

The domestic economy at the third quarter for the fiscal year ending March 31, 2004 , though there have been the negative factors like the protraction of Iraq issue or the progress of strong yen, has appeared as the steady recovery from long depression with the uptrend of stock quotations and the increase of the number of well profitable company. However, about the general household income, although the signs of the slowdown to the increase in personal bankruptcy are seen, the situation in which we can't still expect the expansion of consumption has continued by the factors such as the high unemployment rate, the continuous control of personnel expenses by companies and the future uneasiness of the increase of a pension burden.

Although we are surrounded by such severe circumstances, we can see the substantial improvement in quality of loan balance due to the reinforced management since previous period. Operating revenues of nine months at the end of the third quarter is 298,436 million yen and Ordinary income is 105,402 million yen. Those are in line with the forecast for the consolidated fiscal year ending March 31, 2004 which was shown at the last interim closing.

dlw 2/3

(2) Consolidated Financial Position

| | Total Assets | Shareholders' Equity | Shareholders' Equity Ratio | Shareholders' Equity per Share |
|---|---|---|---|---|
| | millions of yen | millions of yen | % | Yen |
| Nine Months Period ended Dec. 2003 | 1,837,485 | 867,393 | 47.2 | 6,142.14 |
| Nine Months Period ended Dec. 2002 | - | - | - | - |
| Fiscal Year ended Mar. 2003 | 1,939,530 | 831,616 | 42.9 | 5,795. 54 |

(3) Consolidated Cash Flows

| | Operating Cash Flows | Investing Cash Flows | Financing Cash Flows | Cash and Cash Equivalents as of the end of the nine months period (fiscal year) |
|---|---|---|---|---|
| | millions of yen | millions of yen | millions of yen | millions of yen |
| Nine Months Period ended Dec. 2003 | 74,694 | -6,711 | -117,643 | 73,436 |
| Nine Months Period ended Dec. 2002 | - | - | - | - |
| Fiscal Year ended Mar. 2003 | 261,732 | 8,534 | -224,959 | 121,586 |

[The changed situation concerned consolidated financial position]

Consolidated cash and cash equivalents (hereinafter called "the funds") at the end of the current nine months period decreased by 48,150 million yen to 73,436 million yen compared with the end of the previous fiscal year.

The situation and sources of cash flows by each activity for the current nine months period are as follows;

(Cash flows from operating activities)

The funds provided by operating activities were 74,694 million yen. The principal sources of these cash flows are as follows; Income before income taxes of 106,432 million yen, direct cash loans made to customers of 495,761 million yen and direct cash loans collected from customers of 469,323 million yen, which represented the stricter credit assessment for new direct cash loans made to customers in the consumer finance as the company's core business, and the payment of income taxes of 109,168 million yen, etc.

(Cash flows from investing activities)

The funds used in investing activities were 6,711 million yen. This was mainly due to net increase of time deposits of 4,305 million yen and net increase of pledged bank deposits of 3,032 million yen.

(Cash flows from financing activities)

The funds used in financing activities were 117,643 million yen. This was mainly due to proceeds from long-term borrowings of 62,869 million yen, repayments of long-term borrowings of 210,640 million yen and issuance of bonds of 65,575 million yen.

## 3. Forecasts of Consolidated Operating Results for the Fiscal Year ending March 31, 2004 (From April 1, 2003 to March 31, 2004)

| | Operating Revenues | Ordinary Income | Net Income | Net income per Share |
|---|---|---|---|---|
| Fiscal Year ending March 31,2004 Full year | millions of yen<br>383,800 | millions of yen<br>133,900 | millions of yen<br>70,000 | yen<br>490.60 |

## Supplementary Information

# 1. Consolidated Financial Statements

### (1) Third Quarter Consolidated Balance Sheets

| | Third Quarter Period as of Dec. 31, 2003 | | | Previous Fiscal Year as of Mar. 31, 2003 | | |
|---|---|---|---|---|---|---|
| Item of accounts | Amount (millions of yen) | | Composition Ratio (%) | Amount (millions of yen) | | Composition Ratio (%) |
| Assets: | | | | | | |
| I Current assets | | | | | | |
| 1 Cash in hand and at banks | | 94,968 | | | 58,695 | |
| 2 Direct cash loans to customers | | 1,629,793 | | | 1,675,625 | |
| 3 Installment receivables | | 214 | | | 50 | |
| 4 Securities | | 16,332 | | | 33 | |
| 5 Inventories | | 219 | | | 241 | |
| 6 Accrued interest income on loans to customers | | 29,631 | | | 23,078 | |
| 7 Short-term loans receivable | | - | | | 77,086 | |
| 8 Deferred income tax assets | | 58,077 | | | 36,167 | |
| 9 Other current assets | | 10,556 | | | 17,367 | |
| 10 Less: allowance for credit losses | | -172,407 | | | -127,572 | |
| Total current assets | | 1,667,383 | 90.7 | | 1,760,769 | 90.8 |
| II Fixed assets | | | | | | |
| 1 Tangible fixed assets | | | | | | |
| (1) Buildings and structures | 18,343 | | | 19,578 | | |
| (2) Land | 69,523 | | | 69,523 | | |
| (3)Other tangible fixed assets | 12,603 | 100,469 | | 13,169 | 102,270 | |
| 2 Intangible fixed assets | | 5,318 | | | 5,186 | |
| 3 Investments and other assets | | | | | | |
| (1) Investments in securities | 39,647 | | | 40,731 | | |
| (2) Deferred income tax assets | - | | | 9,340 | | |
| (3) Other investments | 15,222 | 54,868 | | 16,010 | 66,081 | |
| Total fixed assets | | 160,655 | 8.8 | | 173,536 | 8.9 |
| III Deferred charges | | 9,447 | 0.5 | | 5,225 | 0.3 |
| Total assets | | 1,837,485 | 100.0 | | 1,939,530 | 100.0 |

| | Third Quarter Period as of Dec. 31, 2003 | | Previous Fiscal Year as of Mar. 31, 2003 | |
|---|---|---|---|---|
| Item of accounts | Amount (millions of yen) | Composition Ratio (%) | Amount (millions of yen) | Composition Ratio (%) |
| Liabilities: | | | | |
| I Current liabilities | | | | |
| 1 Short-term borrowings | 24,000 | | - | |
| 2 Current maturities of bonds | 27,751 | | 30,695 | |
| 3 Current portion of long-term borrowings | 168,469 | | 258,002 | |
| 4 Accrued income taxes | 28,028 | | 69,938 | |
| 5 Allowance for bonuses | 245 | | 1,156 | |
| 6 Other current liabilities | 14,578 | | 18,150 | |
| Total current liabilities | 263,072 | 14.3 | 377,942 | 19.5 |
| II Fixed Liabilities | | | | |
| 1 Bonds | 335,401 | | 292,547 | |
| 2 Long-term borrowings | 347,047 | | 405,285 | |
| 3 Allowance for retirement benefits of employees | 2,183 | | 2,004 | |
| 4 Allowance for retirement benefits of directors and corporate auditors | 351 | | 321 | |
| 5 Other fixed liabilities | 22,038 | | 29,817 | |
| Total fixed liabilities | 707,020 | 38.5 | 729,973 | 37.6 |
| Total liabilities | 970,092 | 52.8 | 1,107,914 | 57.1 |
| Shareholders' Equity | | | | |
| I Common stock | 30,478 | 1.7 | 30,478 | 1.6 |
| II Capital surplus | 52,263 | 2.8 | 52,263 | 2.7 |
| III Retained earnings | 824,305 | 44.9 | 783,132 | 40.4 |
| IV Net unrealized gains on investments in securities | -1,699 | -0.1 | -11,194 | -0.6 |
| V Foreign currency translation adjustments | -103 | -0.0 | 140 | 0.0 |
| VI Treasury stock | -37,851 | -2.1 | -23,203 | -1.2 |
| Total shareholders' equity | 867,393 | 47.2 | 831,616 | 42.9 |
| Total liabilities and shareholders' equity | 1,837,485 | 100.0 | 1,939,530 | 100.0 |

(2) Third Quarter Consolidated Statements of Income

| Item of accounts | Nine Months Period from Apr. 1 to Dec. 31, 2003 Amount (millions of yen) | | Composition Ratio (%) | Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003 Amount (millions of yen) | | Composition Ratio (%) |
|---|---|---|---|---|---|---|
| I Operating revenues | | | | | | |
| 1 Interest income on direct cash loans | | 289,047 | | | 409,716 | |
| 2 Commissions earned | | 22 | | | 3 | |
| 3 Other financial income | | 89 | | | 359 | |
| 4 Other operating income | | 9,277 | | | 11,896 | |
| Total operating revenues | | 298,436 | 100.0 | | 421,974 | 100.0 |
| II Operating expenses | | | | | | |
| 1 Financial expenses | | | | | | |
| (1) Borrowing interest expenses | 8,153 | | | 14,407 | | |
| (2) Bond interest expenses | 7,286 | | | 8,921 | | |
| (3)Other financial expenses | 844 | 16,284 | | 1,414 | 24,741 | |
| 2 Other operating expenses | | | | | | |
| (1) Advertising expenses | 10,205 | | | 14,266 | | |
| (2) Bad debt expenses | - | | | 13,021 | | |
| (3) Provision of allowance for credit losses | 117,126 | | | 127,572 | | |
| (4) Wages and bonuses | 14,778 | | | 21,204 | | |
| (5) Provision of allowance for bonuses | 245 | | | 1,156 | | |
| (6) Provision of allowance for retirement benefits of employees | 391 | | | 219 | | |
| (7) Provision of allowance for retirement benefits of directors and corporate auditors | 48 | | | 65 | | |
| (8) Temporary employment cost | 1,075 | | | 1,012 | | |
| (9) Rent | 6,642 | | | 9,925 | | |
| (10) Depreciation and amortization | 2,917 | | | 3,949 | | |
| (11) Outside service fees | 7,241 | | | 9,229 | | |
| (12) Others | 31,105 | 191,772 | | 34,539 | 236,158 | |
| Total operating expenses | | 208,056 | 69.7 | | 260,900 | 61.8 |
| Operating income | | 90,380 | 30.3 | | 161,074 | 38.2 |

| | Nine Months Period from Apr. 1 to Dec.31, 2003 | | | Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003 | | |
|---|---|---|---|---|---|---|
| Item of accounts | Amount (millions of yen) | | Composition Ratio (%) | Amount (millions of yen) | | Composition Ratio (%) |
| III Non-operating income | | | | | | |
| 1 Interest income on securities | 297 | | | 297 | | |
| 2 Dividends income received | 555 | | | 443 | | |
| 3 Insurance dividends received | 39 | | | 427 | | |
| 4 Profit on investments in partnerships | 15,854 | | | 22,970 | | |
| 5 Other non-operating income | 420 | 17,166 | 5.7 | 818 | 24,955 | 5.9 |
| IV Non-operating expenses | | | | | | |
| 1 Bonds issue costs | 64 | | | 514 | | |
| 2 Loss on disposal of fixed assets | 281 | | | 136 | | |
| 3 Foreign exchange losses | 1,754 | | | 1,975 | | |
| 4 Other non-operating losses | 45 | 2,144 | 0.7 | 150 | 2,774 | 0.7 |
| Ordinary income | | 105,402 | 35.3 | | 183,255 | 43.4 |
| V Extraordinary income | | | | | | |
| 1 Gain on sales of investments in securities | 1,266 | | | 455 | | |
| 2 Dividends on liquidation of a subsidiary | - | 1,266 | 0.4 | 538 | 994 | 0.2 |
| VI Extraordinary losses | | | | | | |
| 1 Loss on redemption of investments in securities | 22 | | | - | | |
| 2 Loss on disposal of fixed assets | - | | | 118 | | |
| 3 Loss on devaluation of investments in securities | 215 | 237 | 0.0 | 1,341 | 1,459 | 0.3 |
| Income before income taxes | | 106,432 | 35.7 | | 182,790 | 43.3 |
| Corporate taxes, inhabitants taxes and enterprise taxes | 67,259 | | | 95,912 | | |
| Deferred income tax expenses | -16,341 | 50,917 | 17.1 | -8,268 | 87,643 | 20.8 |
| Net income | | 55,514 | 18.6 | | 95,146 | 22.5 |

(3) Third Quarter Consolidated Statements of Retained Earnings

| | Nine Months Period from Apr. 1 to Dec. 31, 2003 | | Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003 | |
|---|---|---|---|---|
| Item of accounts | Amount (millions of yen) | | Amount (millions of yen) | |
| (Capital Surplus) | | | | |
| I Capital surplus at the beginning of the nine months period (fiscal year) | | 52,263 | | - |
| 1 Additional paid-in capital at the beginning of the nine months period (fiscal year) | | - | | 52,263 |
| II Capital Surplus at the end of the nine months period (fiscal year) | | 52,263 | | 52,263 |
| (Retained earnings) | | | | |
| I Retained earnings at the beginning of the nine months period (fiscal year) | | 783,132 | | - |
| 1 Retained earnings at the beginning of the nine months period (fiscal year) | | - | | 703,466 |
| II Increase in retained earnings | | | | |
| 1 Net income | 55,514 | 55,514 | 95,146 | 95,146 |
| III Decrease in retained earnings | | | | |
| 1 Dividends | 14,277 | | 14,725 | |
| 2 Bonuses to directors | 65 | | 57 | |
| 3 Decrease due to deconsolidation of subsidiaries | - | 14,341 | 699 | 15,480 |
| IV Retained earnings at the end of the nine months period (fiscal year) | | 824,305 | | 783,132 |

(4) Third Quarter Consolidated Statements of Cash Flows

| | Nine Months Period from Apr. 1 to Dec. 31, 2003 | Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003 |
|---|---|---|
| Item of accounts | Amount (millions of yen) | Amount (millions of yen) |
| I Cash flows from operating activities | | |
| Income before income taxes | 106,432 | 182,790 |
| Depreciation and amortization | 2,919 | 3,949 |
| Profit on investments in partnerships | -8,057 | -9,883 |
| Increase or decrease in allowance for employees' retirement benefits | 179 | -79 |
| Increase or decrease in allowance for retirement benefits of directors and corporate auditors | 31 | -37 |
| Increase in allowance for credit losses | 44,835 | 29,316 |
| Write-offs | 72,291 | 111,277 |
| Non-operating interest income and dividend income | -853 | -740 |
| Gain on redemption of securities | -8 | - |
| Loss on disposal of tangible fixed assets | 281 | 254 |
| Gain on sales of investments in securities | -1,266 | -455 |
| Loss on redemption of investments in securities | 22 | - |
| Loss on devaluation of investments in securities | 215 | 1,341 |
| Increase in accrued interest income on loans to customers | -6,554 | -1,363 |
| Direct cash loans made to customers | -495,761 | -715,750 |
| Direct cash loans collected from customers | 469,323 | 695,530 |
| Others | -1,019 | -3,764 |
| Sub total | 183,009 | 292,387 |
| Non-operating interest income and dividend income received | 853 | 740 |
| Income taxes paid | -109,168 | -31,395 |
| Net cash provided by operating activities | 74,694 | 261,732 |

| | Nine Months Period from Apr. 1 to Dec. 31, 2003 | Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003 |
|---|---|---|
| Item of accounts | Amount (millions of yen) | Amount (millions of yen) |
| II Cash flows from investing activities | | |
| Increase or decrease in time deposits | -4,305 | 2,791 |
| Increase or decrease in pledged bank deposits | -3,032 | - |
| Payments for purchase of tangible fixed assets | -572 | -2,241 |
| Proceeds from sales of tangible fixed assets | - | 280 |
| Payments for purchase of intangible fixed assets | -888 | -3,354 |
| Payments for purchase of investments in securities | -993 | -867 |
| Proceeds from sales of investments in securities | 2,292 | 12,815 |
| Payments for acquisition of investments in partnerships | -123 | -1,755 |
| Proceeds from collection of investments in partnerships | 759 | 823 |
| Others | 151 | 43 |
| Net cash (used in) provided by investing activities | -6,711 | 8,534 |
| III Cash flows from financing activities | | |
| Increase or decrease in short-term borrowings | 24,000 | -51,200 |
| Proceeds from long-term borrowings | 62,869 | 48,442 |
| Repayments of long-term borrowings | -210,640 | -266,662 |
| Proceeds from issuance of bonds | 65,575 | 83,013 |
| Repayments for redemption of bonds | -30,522 | -623 |
| Acquisition or sale of treasury stock, net | -14,648 | -23,203 |
| Cash dividends paid | -14,277 | -14,725 |
| Net cash used in financing activities | -117,643 | -224,959 |

| Item of accounts | Nine Months Period from Apr. 1 to Dec. 31, 2003<br>Amount (millions of yen) | Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003<br>Amount (millions of yen) |
|---|---|---|
| IV Effect of exchange rate changes on cash and cash equivalents | 1,511 | 174 |
| V Net increase or decrease in cash and cash equivalents | -48,150 | 45,481 |
| VI Cash and cash equivalents at the beginning of the nine months period (fiscal year) | 121,586 | 76,637 |
| VII Decrease in cash and cash equivalents held by deconsolidated subsidiaries | - | -532 |
| VIII Cash and cash equivalents at the end of the nine months period (fiscal year) | 73,436 | 121,586 |

Significant Accounting Policies for Nine Months Consolidated Financial Statements

| Nine Months Period<br>from Apr. 1 to Dec. 31, 2003 | Previous Fiscal Year<br>from Apr. 1 to Mar. 31, 2003 |
|---|---|
| 1. Scope of consolidation<br>As of December 31, 2003, the number of consolidated subsidiaries were 10 as listed below;<br><br>Kyoritsu Estate Co., Ltd.<br>TWJ VC Co., Ltd.<br>Takefuji Capital Co., Ltd.<br>Take One Co., Ltd.<br>TSR Co., Ltd.<br>G.H Investment Co., Ltd.<br>TWJ Co., Ltd.<br>TWJ EURO Co., Ltd.<br>TDS Co., Ltd.<br>Takefuji Bull Mart Co., Ltd. | 1. Scope of consolidation<br>As of March 31, 2003, the number of consolidated subsidiaries were 10 as listed below;<br><br>Kyoritsu Estate Co., Ltd.<br>TWJ VC Co., Ltd.<br>Takefuji Capital Co., Ltd.<br>Take One Co., Ltd.<br>TSR Co., Ltd.<br>G.H Investment Co., Ltd.<br>TWJ Co., Ltd.<br>TWJ EURO Co., Ltd.<br>TDS Co., Ltd.<br>Takefuji Bull Mart Co., Ltd.<br><br>Yasui Co., Ltd. and Fujix-Credit Co., Ltd. were merged into Takefuji Corporation on September 1, 2002, and thus, those companies' financial statements until August 31, 2002 were included in the consolidated financial statements. Zuiko Factor Co., Ltd. and Takefuji New Research Institute Co., Ltd. were dissolved on August 31, 2002 and thus, those companies were deconsolidated from the beginning of the fiscal year due to immateriality. |
| 2. Application of the equity method<br>The same as the previous fiscal year. | 2. Application of the equity method<br>No entities are subject to the equity method of accounting. |
| 3. The third quarter - end of consolidated subsidiaries<br>The fiscal third quarter-end date of each subsidiary listed hereunder is respectively described,<br>TWJ Co., Ltd. : November 30<br>Take One Co., Ltd. : October 31<br>TSR Co., Ltd. : September 30<br>G.H Investment Co., Ltd. : September 30<br>For these consolidated subsidiaries, their financial statements at the above-mentioned third quarter-end date is used respectively in the preparation of consolidated financial statements of Takefuji Corporation. Adjustments are made in the consolidated accounts for any significant transactions that occur between these dates and the consolidated balance sheet date. | 3. The fiscal year - end of consolidated subsidiaries<br>The fiscal year-end date of each subsidiary listed hereunder is respectively described,<br>TWJ Co., Ltd. : February 28<br>Take One Co., Ltd. : January 31<br>TSR Co., Ltd. : December 31<br>G.H Investment Co., Ltd. : December 31<br>For these consolidated subsidiaries, their financial statements at the above-mentioned fiscal year-end date is each used respectively in the preparation of consolidated financial statements of Takefuji Corporation. Adjustments are made in the consolidated accounts for any significant transactions that occur between these dates and the consolidated balance sheet date. |

## 2. Actual Operating Results

(1)Break-down of Operating Revenues

| Sources of revenues | | Nine Months Period from Apr.1, to Dec. 31, 2003 | | Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003 | |
|---|---|---|---|---|---|
| | | Amount (millions of yen) | Composition Ratio(%) | Amount (millions of yen) | Composition Ratio(%) |
| Interest income on direct cash loans | Unsecured loans | 289,047 | 96.9 | 409,716 | 97.1 |
| Commissions Earned | Credit card | 22 | 0.0 | 3 | 0.0 |
| Other financial income | Interest on bank deposits | 86 | 0.0 | 309 | 0.1 |
| | Interest on loans other than direct cash loans | 3 | 0.0 | 49 | 0.0 |
| | Sub total | 89 | 0.0 | 359 | 0.1 |
| Other operating income | Collection from bad debts previously written-off | 6,051 | 2.0 | 8,282 | 2.0 |
| | Real estate rent | 659 | 0.2 | 846 | 0.2 |
| | Others | 2,567 | 0.9 | 2,768 | 0.6 |
| | Sub-total | 9,277 | 3.1 | 11,896 | 2.8 |
| Total | | 298,436 | 100.0 | 421,974 | 100.0 |

Note : "Others" in other operating income consist mainly of parking lots fee and golf-course play fee.

(2)Other Highlights Data

| Items | | Nine Months Period as of Dec. 31, 2003 | Previous Fiscal Year as of Mar. 31, 2003 |
|---|---|---|---|
| Outstanding direct cash loans to customers (millions of yen) | | 1,629,793 | 1,675,625 |
| | Unsecured loans | 1,629,793 | 1,675,625 |
| | Secured loans | - | - |
| Installment receivables (millions of yen) | | 214 | 50 |
| Number of customer accounts | | 2,714,663 | 2,814,665 |
| | Unsecured loans | 2,714,663 | 2,814,665 |
| | Secured loans | - | - |
| Number of credit card membership member | | 143,137 | 64,014 |
| Number of branch | | 1,893 | 1,892 |
| | Manned branch | 528 | 529 |
| | Unmanned branch | 1,364 | 1,362 |
| | Internet Yen shop | 1 | 1 |
| Number of unmanned loan contract machines (Yen-musubi machines) | | 1,893 | 1,892 |
| Number of cash dispensers and ATMs | | 35,053 | 33,662 |
| | Owned | 2,038 | 2,081 |
| | Other available ATM by on-line network | 33,015 | 31,581 |
| Number of employees | | 3,419 | 3,375 |
| Write-offs (millions of yen) | | 72,291 | 111,277 |
| Allowance for credit losses (millions of yen) | | 172,407 | 127,572 |

*(Translation)*

# Brief Statement of Financial Results at the Third Quarter for the Fiscal Year Ending March 31, 2004 (Non-Consolidated)

January 28, 2004

*Company Name*: TAKEFUJI CORPORATION
*Stock Listings*: Tokyo Stock Exchange, First Section / London Stock Exchange
*Code Number*: 8564
*URL*: http://www.takefuji.co.jp
*Head Office*: 15-1 Nishi-Shinjuku 8-chome, Shinjuku-ku, Tokyo 163-8654, Japan
*Representative personnel*: Akira Kiyokawa, President
*Administrative personnel to contact*: Osamu Sasaki, Managing Director of Public Relation Department
Tel: +81-3-3365-8030

1.Information at the Third Quarter for the Fiscal Year Ending March 31, 2004
a. Accounting change during the nine months period: None

2.Business Results at the Third Quarter for the Fiscal Year Ending March 31, 2004 (From April 1, 2003 to December 31, 2003)

(1) Non-Consolidated Operating Results

Note: Figures are rounded to the nearest appropriate unit.

| | Operating Revenues | | Operating Income | | Ordinary Income | |
|---|---|---|---|---|---|---|
| | millions of yen | % | millions of yen | % | millions of yen | % |
| Nine Months Period ended Dec.2003 | 295,868 | (-) | 89,074 | (-) | 103,829 | (-) |
| Nine Months Period ended Dec.2002 | - | (-) | - | (-) | - | (-) |
| Fiscal Year ended Mar. 2003 | 419,086 | (-1.0) | 160,004 | (-24.6) | 182,821 | (-20.6) |

| | Net Income | | Net Income per Share | Net Income per Share-Diluted |
|---|---|---|---|---|
| | millions of yen | % | yen | yen |
| Nine Months Period ended Dec. 2003 | 55,402 | (-) | 381.64 | 374.31 |
| Nine Months Period ended Dec. 2002 | - | (-) | - | - |
| Fiscal Year ended Mar. 2003 | 94,552 | (45.3) | 646.86 | - |

Notes: Brief statement of financial results at the quarter for the previous fiscal year wasn't released, so the figures for the nine months period for the previous fiscal year and increase or decrease ratio aren't indicated.

(2) Non-Consolidated Financial Position

| | Total Assets | Shareholders' Equity | Shareholders' Equity Ratio | Shareholders' Equity per Share |
|---|---|---|---|---|
| | millions of yen | millions of yen | % | Yen |
| Nine Months Period ended Dec. 2003 | 1,868,981 | 872,263 | 46.7 | 6,176.62 |
| Nine Months Period ended Dec. 2002 | - | - | - | - |
| Fiscal Year ended Mar. 2003 | 1,975,741 | 837,480 | 42.4 | 5,836. 42 |

3. Forecasts of Non-Consolidated Operating Results for the Fiscal Year ending March 31, 2004 (From April 1, 2003 to March 31, 2004)

| | Operating Revenues | Ordinary Income | Net Income | Net Income per Share |
|---|---|---|---|---|
| Fiscal Year ending March 31,2004 Full year | millions of yen 380,400 | millions of yen 132,100 | millions of yen 68,800 | yen 482.19 |

## Supplementary Information

### 1. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

| Item of accounts | Third Quarter Period as of Dec. 31, 2003 Amount (millions of yen) | | Composition Ratio (%) | Previous Fiscal Year as of Mar. 31, 2003 Amount (millions of yen) | | Composition Ratio (%) |
|---|---|---|---|---|---|---|
| Assets: | | | | | | |
| I Current assets | | | | | | |
| 1 Cash in hand and at banks | 87,494 | | | 50,852 | | |
| 2 Direct cash loans to customers | 1,629,793 | | | 1,675,625 | | |
| 3 Installment receivables | 214 | | | 50 | | |
| 4 Inventories | 214 | | | 236 | | |
| 5 Short-term loans receivable | - | | | 77,086 | | |
| 6 Deferred income tax assets | 58,061 | | | 36,139 | | |
| 7 Other current assets | 55,906 | | | 40,003 | | |
| 8 Allowance for credit losses | -172,407 | | | -127,572 | | |
| Total current assets | | 1,659,275 | 88.8 | | 1,752,418 | 88.7 |
| II Fixed assets | | | | | | |
| 1 Tangible fixed assets | | | | | | |
| (1) Land | 40,279 | | | 40,279 | | |
| (2) Other tangible fixed assets | 18,571 | | | 20,206 | | |
| Total tangible fixed assets | 58,850 | | | 60,485 | | |
| 2 Intangible fixed assets | 5,317 | | | 5,184 | | |
| 3 Investments and other assets | | | | | | |
| (1) Investments in subsidiaries and affiliates | 97,858 | | | 97,858 | | |
| (2) Other investments and assets | 47,681 | | | 59,796 | | |
| Total investments and other assets | 145,539 | | | 157,654 | | |
| Total fixed assets | | 209,706 | 11.2 | | 223,323 | 11.3 |
| Total assets | | 1,868,981 | 100.0 | | 1,975,741 | 100.0 |

| | Third Quarter Period as of Dec. 31, 2003 | | | Previous Fiscal Year as of Mar. 31, 2003 | | |
|---|---|---|---|---|---|---|
| Item of accounts | Amount (millions of yen) | | Composition Ratio (%) | Amount (millions of yen) | | Composition Ratio (%) |
| Liabilities: | | | | | | |
| I Current Liabilities | | | | | | |
| 1 Short-term borrowings | 53,450 | | | 28,750 | | |
| 2 Current maturities of bonds | 26,367 | | | 30,000 | | |
| 3 Current portion of long-term borrowings | 168,469 | | | 258,002 | | |
| 4 Accrued income taxes | 27,786 | | | 69,621 | | |
| 5 Allowance for bonuses | 245 | | | 1,156 | | |
| 6 Other current liabilities | 13,762 | | | 17,638 | | |
| Total Current Liabilities | | 290,078 | 15.5 | | 405,167 | 20.5 |
| II Fixed liabilities | | | | | | |
| 1 Bonds | 266,567 | | | 254,934 | | |
| 2 Long-term borrowings | 415,734 | | | 446,197 | | |
| 3 Allowance for retirement benefits of employees | 2,180 | | | 2,002 | | |
| 4 Allowance for retirement benefits of directors and corporate auditors | 351 | | | 321 | | |
| 5 Other fixed liabilities | 21,808 | | | 29,640 | | |
| Total fixed liabilities | | 706,640 | 37.8 | | 733,094 | 37.1 |
| Total liabilities | | 996,718 | 53.3 | | 1,138,261 | 57.6 |
| Shareholders' Equity: | | | | | | |
| I Common stock | | 30,478 | 1.6 | | 30,478 | 1.5 |
| II Capital surplus | | | | | | |
| 1 Additional paid-in capital | 52,263 | | | 52,263 | | |
| Total capital surplus | | 52,263 | 2.8 | | 52,263 | 2.7 |
| III Retained earnings | | | | | | |
| 1 Legal reserve | 7,619 | | | 7,619 | | |
| 2 General reserve | 761,961 | | | 681,961 | | |
| 3 Unappropriated retained earnings | 59,827 | | | 99,766 | | |
| Total retained earnings | | 829,407 | 44.4 | | 789,346 | 40.0 |
| IV Net unrealized gains on investments in securities | | -2,034 | -0.1 | | -11,403 | -0.6 |
| V Treasury stock | | -37,851 | -2.0 | | -23,203 | -1.2 |
| Total shareholders' equity | | 872,263 | 46.7 | | 837,480 | 42.4 |
| Total liabilities and shareholders' equity | | 1,868,981 | 100.0 | | 1,975,741 | 100.0 |

(2) Non-Consolidated Statements of Income

| Item of accounts | Nine Months Period from Apr. 1 to Dec. 31, 2003 Amount (millions of yen) | | Composition Ratio (%) | Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003 Amount (millions of yen) | | Composition Ratio (%) |
|---|---|---|---|---|---|---|
| I Operating revenues | | | | | | |
| Interest income on direct cash loans | | 289,047 | | | 409,716 | |
| Commissions earned | | 23 | | | 3 | |
| Other financial income | | 52 | | | 197 | |
| Other operating income | | 6,746 | | | 9,170 | |
| Total operating revenues | | 295,868 | 100.0 | | 419,086 | 100.0 |
| II Operating expenses | | | | | | |
| Financial expenses | | 16,910 | | | 25,374 | |
| Other operating expenses | | 189,883 | | | 233,708 | |
| Total operating expenses | | 206,794 | 69.9 | | 259,082 | 61.8 |
| Operating income | | 89,074 | 30.1 | | 160,004 | 38.2 |
| III Non-operating income | | 16,634 | 5.6 | | 25,082 | 6.0 |
| IV Non-operating expenses | | 1,879 | 0.6 | | 2,265 | 0.6 |
| Ordinary income | | 103,829 | 35.1 | | 182,821 | 43.6 |
| V Extraordinary income | | 1,253 | 0.4 | | 30 | 0.0 |
| VI Extraordinary losses | | 192 | 0.0 | | 1,271 | 0.3 |
| Income before income taxes | | 104,891 | 35.5 | | 181,580 | 43.3 |
| Corporate taxes, inhabitants taxes and enterprise taxes | 66,842 | | | 95,302 | | |
| Deferred income tax expenses | -16,353 | 50,489 | 17.1 | -8,274 | 87,028 | 20.8 |
| Net income | | 54,402 | 18.4 | | 94,552 | 22.5 |
| Retained earnings brought forward | | 12,527 | | | 12,061 | |
| Retained earnings transferred from subsidiaries merged into the Company | | - | | | 513 | |
| Interim dividend | | 7,103 | | | 7,360 | |
| Unappropriated retained earnings at the end of the nine months period (fiscal year) | | 59,827 | | | 99,766 | |

## 2.Actual Operating Results (Non-Consolidated)

### (1) Break-down of Operating Revenues

| Source of revenues | | Nine Months Period from Apr. 1 to Dec. 31, 2003 | | Previous Fiscal Year from Apr. 1, 2002 to Mar. 31, 2003 | |
|---|---|---|---|---|---|
| | | Amount (millions of yen) | Composition Ratio (%) | Amount (millions of yen) | Composition Ratio (%) |
| Interest income on direct cash loans | Unsecured loans | 289,047 | 97.7 | 409,716 | 97.8 |
| Commissions earned | Credit card | 23 | 0.0 | 3 | 0.0 |
| Other financial income | Interest on bank deposits | 49 | 0.0 | 148 | 0.0 |
| | Interest on loans other than direct cash loans | 3 | 0.0 | 49 | 0.0 |
| | Sub-total | 52 | 0.0 | 197 | 0.0 |
| Other operating income | Collection from bad debts previously written-off | 6,051 | 2.1 | 8,277 | 2.0 |
| | Real estate rent | 671 | 0.2 | 882 | 0.2 |
| | Others | 24 | 0.0 | 11 | 0.0 |
| | Sub-total | 6,746 | 2.3 | 9,170 | 2.2 |
| Total | | 295,868 | 100.0 | 419,086 | 100.0 |

Note: "Others" in other operating income consist mainly of fees receivable.

### (2) Other Highlights Data

| Items | Nine Months Period as of Dec. 31, 2003 | Previous Fiscal Year as of Mar. 31, 2003 |
|---|---|---|
| Outstanding direct cash loans to customers (millions of yen) | 1,629,793 | 1,675,625 |
| Unsecured loans | 1,629,793 | 1,675,625 |
| Secured loans | - | - |
| Installment receivables (millions of yen) | 214 | 50 |
| Number of customer accounts | 2,714,663 | 2,814,665 |
| Unsecured loans | 2,714,663 | 2,814,665 |
| Secured loans | - | - |
| Number of credit card membership member | 143,137 | 64,014 |
| Number of branch | 1,893 | 1,892 |
| Manned branch | 528 | 529 |
| Unmanned branch | 1,364 | 1,362 |
| Internet Yen shop | 1 | 1 |
| Number of unmanned loan contract machines (Yen-musubi machines) | 1,893 | 1,892 |
| Number of cash dispensers and ATMs | 35,053 | 33,662 |
| Owned | 2,038 | 2,081 |
| Other available ATM by on-line network | 33,015 | 31,581 |
| Number of employees | 3,405 | 3,360 |
| Write-offs (millions of yen) | 72,291 | 111,277 |
| Allowance for credit losses (millions of yen) | 172,407 | 127,572 |